UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015; or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD 401(k) Retirement Plan

c/o TD Bank US Holding Company

One Portland Square

Portland, ME 04104

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

TD 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	22

Consent of Independent Registered Public Accounting Firm	24

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD 401(k) Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of TD 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York
June 15, 2016

TD 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Noninterest-bearing cash	$25,609	$33,039
Investments, at fair value (see Note 5)	1,842,137,647	1,658,367,868
Investments, at contract value (see Note 6)	200,923,357	170,034,966
Total investments	2,043,086,613	1,828,435,873

Notes receivable from participants	49,396,124	47,566,208
Employer core contributions receivable	47,359,562	41,423,939
Employer matching contributions receivable	2,450,953	1,077,977
Total receivables	99,206,639	90,068,124

Net assets available for benefits	$2,142,293,252	$1,918,503,997

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

See accompanying notes.

TD 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Additions:
Additions to net assets attributed to:
Interest, dividends and other	$85,996,805	$64,421,501
Net (depreciation) appreciation in fair value of investments	(94,183,586)	43,230,676
Net investment (loss) income	(8,186,781)	107,652,177

Contributions:
Participant	89,434,495	82,522,198
Employer	92,665,606	82,173,204
Rollovers	13,877,729	18,704,416
Total contributions	195,977,830	183,399,818
Transfer of assets from TD Securities USA 401(k) Plan (See Note 1)	188,621,218	—
Total additions	376,412,267	291,051,995

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	152,392,550	148,393,592
Administrative expenses	230,462	195,758
Total deductions	152,623,012	148,589,350

Net increase in net assets available for benefits	223,789,255	142,462,645

Net assets available for benefits:
Beginning of year	1,918,503,997	1,776,041,352
End of year	$2,142,293,252	$1,918,503,997

See accompanying notes.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The TD 401(k) Retirement Plan (the “Plan”) (formerly TD Bank 401(k) Retirement Plan) was renamed effective November 1, 2015. The Plan is a defined contribution plan sponsored by TD Bank US Holding Company (the “Company”). The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2014 and further amended November 1, 2015, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to contribute to the Plan on the first of the month following (or coincident with) completion of one month of service.

The TD Securities USA 401(k) Plan was amended December 31, 2015 and merged into and made a part of the Plan effective December 31, 2015. Total assets transferred into the Plan were $188.6 million which consisted of mutual funds, Toronto Dominion Bank stock, and loans to participants and were measured at fair value. Since both plans were administered by T. Rowe Price and had identical investment offerings, the merger of the two plans was an administrative change only.  The plan merger was included in the November 1, 2015 Plan amendment.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll over distributions they receive from a prior employers’ qualified defined benefit or defined contribution plan.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants are eligible for Company matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The Company match was designed to meet the standards for safe harbor treatment as defined by the Code. The Company matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The Company matching contributions for 2015 and 2014 totaled $46.0 million and $40.8 million, respectively. Participants’ contributions are subject to Code limitations, which were $18,000 and $17,500 for 2015 and 2014, respectively. Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,000 and $5,500 for 2015 and 2014, respectively.

The Plan also includes an employer core contribution from the Company for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (Percentage of Eligible Compensation)

Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The core contributions for 2015 and 2014 were $46.6 million and $41.4 million, respectively. The core contributions were paid to the Plan in February 2016 and 2015, respectively.

Contributions for 2014 also included a transition contribution of $3.4 million.  The final transition contribution was paid in 2014 for eligible participants through plan years 2013.

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non- forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage

Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their accounts, excluding balances related to core or transition contributions.  The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.25% on loans outstanding at December 31, 2015 and 2014. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank, the parent of the Company. Effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their Aggregate Account shall be subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2015 and 2014, forfeited nonvested accounts from terminated employees totaled $988,279 and $745,968, respectively, and were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2015 and 2014, employer contributions were reduced by $795,817 and $643,631, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting. Investment amounts in the prior period have been reclassified to conform to the current presentation pursuant to the adoption of ASU 2015-12 as discussed in the Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient section of this note.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value (except for fully benefit-responsive investment contracts, which are stated at contract values). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

Fully benefit-responsive contracts are recorded at contract value, which represents the amount participants would receive in orderly transactions involving these contracts. The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value (see Note 6).

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $230,462 and $195,758 for the years ended December 31, 2015 and 2014, respectively. Fees for recordkeeping services and investment management were paid by Plan participants

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

indirectly through the Plan’s investment return.

Accounting Changes

The following are accounting pronouncements adopted in the current fiscal year:

Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: (Part I): Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient. Part I clarifies that fully benefit-responsive investment contracts are to be measured, presented, and disclosed only at contract value on the face of the financial statements. Part II eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type. The net appreciation or depreciation in fair value of investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type.

Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. This part of the guidance is not applicable to the Plan since the fiscal period coincides with a month-end, December 31. The guidance is effective for the December 31, 2016 annual reporting period, however the Company elected to fully adopt the applicable requirements of ASU 2015-12 for the December 31, 2015 annual reporting period. The adoption of this guidance did not have a material effect on the financial statements. Investments as disclosed on the Statement of Net Assets Available for Benefits are now distinguished by those measured at fair value and those measured at contract value. Refer to Notes 5 and 6 of these financial statements for further discussion of these amounts.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) — Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient; those disclosures are limited to investments for which the Plan has elected to measure the fair value using that practical expedient. This guidance, which only effects disclosures, becomes effective for the December 31, 2016 annual reporting period, however as permitted, the Company elected to adopt the guidance for the December 31, 2015 annual reporting period. The adoption of this guidance did not have an effect on the financial statements.

3. Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 27, 2014 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A qualified Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2015 or 2014. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

5. Fair Value Measurements

US GAAP provides the framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                              quoted prices for similar assets or liabilities in active markets

•                              quoted prices for identical or similar assets or liabilities in markets that are not active

•                              observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

•                                           inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Unobservable inputs for the asset or liability that are supported by little or no market activity. Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 as compared to those used at December 31, 2014.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014. There were no changes between levels for the years ended December 31, 2015 and 2014:

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$1,712,438,942	$—	$—	$1,712,438,942
Common Stocks	129,698,705	—	—	129,698,705
Total assets in the fair value hierarchy	1,842,137,647	—	—	1,842,137,647
Investments measured at net asset value (Note 6)	—	—	—	200,923,357
Investments at fair value	$1,842,137,647	$—	$—	$2,043,061,004

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$1,506,564,468	$—	$—	$1,506,564,468
Common Stocks	151,803,400	—	—	151,803,400
Total assets in the fair value hierarchy	1,658,367,868	—	—	1,658,367,868
Investments measured at net asset value (Note 6)	—	—	—	170,034,966
Investments at fair value	$1,658,367,868	$—	$—	$1,828,402,834

6. Fully Benefit-Responsive Investment Contracts

The Plan’s investment in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) as of December 31, 2015 and 2014, is comprised of synthetic investment contracts (“SICs”), separate account contracts (“SACs”), and other short-term investments. At December 31, 2015 and 2014, the investment in the Fund totaled $200.9 million and $170.0 million, respectively. The Fund meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expense. The following represents the disaggregation of contract value between types of investment contracts held by the Plan within the Fund.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Investment Contracts (continued)

	2015	2014

Traditional investment contracts	$—	$1,020,210
Synthetic investment contracts	145,468,510	125,315,770
Separate account contracts	32,951431	30,776,329
Short-term investments	22,503,416	12,922,657
	$200,923,357	$170,034,966

Traditional investment contracts, such as guaranteed investment contracts (GICs) and bank investment contracts (BICs), are designed to provide a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company or bank. The issuer accepts a deposit from the Fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Fund and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the Fund.

SICs consist of (1) units of a collective investment trust, shares of a mutual fund, and/or a portfolio of underlying assets owned by the Fund and (2) a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate generally will reflect movements in prevailing interest rates. Realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the Fund but rather are amortized either over the time to

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Investment Contracts (continued)

maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the Fund’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrap contract resulting from participant-initiated contributions to and withdrawals from the Fund. To the extent a SIC’s crediting rate exceeds current market interest rates (e.g., when net gains have been realized or the market value of underlying assets is greater than contract value), the Fund has a deferred benefit that, generally, withdrawing participants will not receive. Similarly, to the extent a SIC’s crediting rate is below prevailing interest rates (e.g., when net losses have been realized or the market value of underlying assets is less than contract value), the Fund has deferred recognition of losses that, generally, incoming participants will bear through reduced future crediting rates.

SACs are agreements with a financially responsible counterparty, typically an insurance company. In this case, the agreement is with Metropolitan Life Insurance Company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the Fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The Plan’s ability to receive amounts due in accordance with a fully benefit-responsive investment contract is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Any event outside the normal operation of the Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Fund or a participant, tax disqualification of the Fund or a participant, and certain Fund

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Investment Contracts (continued)

amendments if the issuers’ consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the Fund that would could a withdrawal from an investment contract is not considered to be probable. To the extent a participants suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such participant’s interest in the Fund without the need to access investment contracts.

In addition to the limitations noted above, certain events allow the issuer to terminate the contracts with the Fund and settle at an amount different from contract value. For example, certain breaches by the Fund of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law, if the Fund or the trustee suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract value basis. SICs and SACs also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

There is also no guarantee that the Fund will always be able to have SICs in place with respect to its fixed income securities or that it will be able to invest the desired portion of its assets in investment contracts that are fully benefit responsive. A SIC or SAC issuer may suffer a bankruptcy or other significant credit event that causes the Fund to no longer be permitted to utilize contract value for such contract. In the event a replacement from another issuer cannot be secured, the Fund will have to recognize currently the fair value of certain assets, possibly including the contract and/or underlying assets. These values may be less than contract value and could result in a loss of principal and/or reduction in earnings with respect to participants’ investment in the Fund. Further, in the case of a SAC, the Fund could experience a delay in accessing the assets in the underlying separate account, which, in turn, could result in a further loss of value or earnings.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

7. Related-Party Transactions

The Plan owned 3,311,175 and 3,177,133 common shares of The Toronto-Dominion Bank valued at $129,698,705 and $151,803,400 at December 31, 2015 and 2014, respectively, from which the Plan received dividends of $4,977,374 and $5,368,591 for years ended December 31, 2015 and 2014, respectively. On January 31, 2014, the Toronto-Dominion Bank’s Board of Directors declared a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. These transactions qualify as party-in-interest transactions. Certain Plan investments were managed and held in trust by T. Rowe Price during 2015 and 2014. Consequently, T. Rowe Price is a party-in-interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2015 and 2014 per the financial statements to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$2,142,293,252	$1,918,503,997
Adjust for: Fair value adjustments for fully benefit- responsive investment contracts	—	2,501,214
	$2,142,293,252	$1,921,005,211

The following is a reconciliation of net investment income for the years ended December 31, 2015 and 2014 per the financial statements to Form 5500:

	2015	2014

Net investment (loss) income per the financial statements	$(8,186,781)	$107,652,177
Adjust for: 2014 fair value adjustments for fully benefit- responsive investment contracts not adjusted in the 2014 Form 5500	(2,501,214)	—
Adjust for: Fair value adjustments for fully benefit- responsive investment contracts	—	155,625
	$(10,687,995)	$107,807,802

The Plan adopted ASU 2015-12 in 2015 as more fully described in Notes 2 and 6. The Fund described in Note 6 is considered a fully benefit-responsive investment contract. Both the Plan financial statements and the Form 5500 present the Fund at contract value as of December 31, 2015.

The 2014 Plan financial statements were restated to present the fully benefit-responsive contracts at contract value. The adjustment to reflect the change amounted to $2,501,214, which reduced net assets available for benefits from $1,921,005,211 to $1,918,503,997. The 2014 Form 5500 was not restated to reflect this adjustment which resulted in the reconciling item noted above.

TD 401(k) Retirement Plan

Notes to Financial Statements (continued)

11. Subsequent Events

The Plan was evaluated for the impact of events that occurred subsequent to December 31, 2015 and up to June 15, 2016, the date the financial statements were issued, and no events were required to be recognized in the financial statements.

Supplemental Schedule

TD 401(k) Retirement Plan

Plan No. 003      EIN 01-0437984

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
*	TRP Blue Chip Growth Fund	Registered investment company 2,109,771 shares	$152,705,261
	Dodge & Cox Stock Fund	Registered investment company 1,257,691 shares	204,714,430
*	TRP Prime Reserve Fund	Registered investment company 172,514 shares	172,514
*	TDAM Core Bond Institutional	Registered investment company 111,782 shares	1,105,526
*	Epoch Global Equity Shareholder Yield Fund, Institutional	Registered investment company 482,746 shares	4,952,970
	PIMCO Total Return Fund, Inst.	Registered investment company 5,294,730 shares	53,317,927
*	TRP Retirement Balanced Fund, Inv.	Registered investment company 546,855 shares	7,787,218
	Vanguard Institutional Index Fund	Registered investment company 786,299 shares	146,739,029
	Vanguard Total Bond Market Index, Institutional	Registered investment company 3,283,009 shares	34,931,213
	Vanguard Development Markets Index Fund, Inst.	Registered investment company 1,976,265 shares	23,379,219
	MFS Institutional International Equity Fund	Registered investment company 2,789,101 shares	57,343,912
*	TRP Retirement 2005 Fund	Registered investment company 763,920 shares	9,495,524
*	TRP Retirement 2010 Fund	Registered investment company 1,608,032 shares	27,143,587
*	TRP Retirement 2015 Fund	Registered investment company 5,086,671 shares	69,585,659
*	TRP Retirement 2020 Fund	Registered investment company 7,696,962 shares	151,553,188
*	TRP Retirement 2025 Fund	Registered investment company 12,171,900 shares	181,969,912
*	TRP Retirement 2030 Fund	Registered investment company 8,425,751 shares	183,765,639

Party in Interest	Identity of Issue	Number of Shares/Units Description/Asset	Current Value

Mutual Funds:
*	TRP Retirement 2035 Fund	Registered investment company 9,195,488 shares	$145,196,763
*	TRP Retirement 2040 Fund	Registered investment company 4,614,108 shares	104,186,557
*	TRP Retirement 2045 Fund	Registered investment company 5,605,151 shares	84,974,082
*	TRP Retirement 2050 Fund	Registered investment company 3,540,520 shares	45,106,224
*	TRP Retirement 2055 Fund	Registered investment company 1,598,794 shares	20,320,668
*	TRP Retirement 2060 Fund	Registered investment company 205,777 shares	1,991,920
Common Stock:
*	The Toronto-Dominion Bank	Common shares — 3,311,175 shares	129,698,705
Fully Benefit-Responsive Contracts:
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 200,923,357 shares
			200,923,357
			2,043,061,004
**Notes receivable from participants		Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.25%, secured by, at a minimum, 50% of vested account balances	49,396,124
			$2,092,457,128

* Denotes party in interest

** FASB ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Note: Cost information has not been included because all investments are participant directed.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD 401(k) Retirement Plan of our report dated June 15, 2016, with respect to the financial statements and schedule of the TD 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2015 and 2014.

New York, New York

June 15, 2016

TD Bank 401(k) Retirement Plan

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD BANK 401(K) RETIREMENT PLAN

By:	/s/KATHLEEN G. HARMON
Kathleen G. Harmon
Plan Administrator

Date: June 15, 2016